

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Andrew J. Cozby
Vice President and Chief Financial Officer
Memorial Production Partners LP
1301 McKinney, Suite 2100
Houston, TX 77010

> **Re:** **Memorial Production Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 1-35364**

Dear Mr. Cozby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1 Business, page 9

Estimated Proved Reserves, page 19

1. Please modify your presentation here to disclose reserve categories by product type to comply with Item 1202(a)(1) of Regulation S-K.

Development of Proved Undeveloped Reserves, page 20

2. Please expand your disclosure to present all of the material changes in the proved undeveloped reserves including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves and the total dollar amounts of capital

expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K.

Item. 11 Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

3. You disclose on page 116 that "Memorial Resource employs a compensation philosophy that emphasizes pay-for-performance…based on a combination of our partnership's performance and the individual's impact on our partnership's performance and placing the majority of each officer's compensation at risk" while you disclose in footnote 1 to the Grant of Plan-Based Awards table that awards made under your Long Term Incentive Compensation (LTIP) are not tied to performance based criteria. You also disclose in your summary compensation table that in 2011, you granted no equity awards to your Named Executive Officers (NEOs) but that in 2012 equity awards comprised approximately 77 to 92 percent of each NEOs total compensation. Please enhance your disclosure in this section to clarify how awards under your LTIP are made.

Form 8-K Filed October 1, 2013

Exhibit 99.3

Notes to Supplemental Consolidated and Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

4. We note your presentation in the supplemental consolidated and combined financial statements that distinguishes between the partners, the predecessor and previous owners and your footnote disclosure that explains the nature of the predecessor and previous owners for accounting and financial reporting purposes. So that we may better understand your presentation and how it complies with FASB ASC 805-50-45, please address the following:

- Clarify for us why the comparative information is not presented as if the common control entities had always been combined for the periods when the combining entities were under common control. In this regard, it is unclear to us why the presentation of previous owners should be presented apart from the partners.

- Explain the basis for your net income (loss) allocation between the partners, previous owners, and predecessor as described on page F-31.

- Provide an analysis that supports your determination of the predecessor.

Note 2. Summary of Significant Accounting Policies, page F-9

Oil and Natural Gas Properties, page F-10

5. We note your policy disclosure indicating that depletion of "capitalized costs is provided using the units-of-production method based on proved oil and gas reserves related to the associated field." However, your critical accounting policy disclosure on page 14 in Exhibit 99.2 indicates depletion of capitalized drilling and development costs is based on proved developed reserves while leasehold costs are depleted over total proved reserves. For consistency, please revise your accounting policy disclosure as appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Jennifer O'Brien, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP